Filed by The PNC Financial Services Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                        Subject Company: United National Bancorp
                                                   Commission File No. 000-16931



On November 20, 2003, The PNC Financial Services Group, Inc., a Pennsylvania corporation, issued the following press release:


CONTACTS:

MEDIA:
Brian E. Goerke
(412) 762-4550
corporate.communications@pnc.com

INVESTORS:
William H. Callihan
(412) 762-8257
investor.relations@pnc.com

                     THE PNC FINANCIAL SERVICES GROUP, INC.
                           AND UNITED NATIONAL BANCORP
                  ANNOUNCE ELECTION DEADLINE FOR PENDING MERGER

         PITTSBURGH, PA, and BRIDGEWATER, NJ, November 20, 2003 - In connection with the previously announced pending merger between The PNC Financial Services Group, Inc. (NYSE: PNC) and United National Bancorp (NASDAQ: UNBJ), the election deadline for United National shareholders who wish to make an election to receive the merger consideration in cash or shares of PNC common stock, subject to proration, will expire at 5:00 P.M., Eastern Time, on Monday, December 1, 2003. To make a valid election, shareholders must deliver to Computershare Trust Company of New York, the Exchange Agent for the merger, properly completed Forms of Election, together with their stock certificates or properly completed notices of guaranteed delivery, by the election deadline.

         United National shareholders who do not properly deliver such documentation to the Exchange Agent (at the address specified in the Form of Election) by the election deadline will be unable to choose whether they will receive cash or PNC common stock as merger consideration. Although such non-electing shareholders will be entitled to receive approximately equivalent value per share to the amount paid to electing shareholders, the form of consideration may be paid all in cash, all in PNC common stock, or part in cash and part in PNC common stock. The precise composition of the consideration paid to non-electing shareholders will depend on the remaining pool of cash and PNC common stock available after honoring the cash and stock elections properly made by the other shareholders.

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         The final election results regarding the merger consideration will be announced as soon as possible after the election deadline. United National shareholders may obtain additional copies of the Form of Election by contacting Computershare Trust Company of New York at 1-800-245-7630.

         After the election deadline, but before the closing of the merger, United National shareholders who have made elections will be unable to revoke or change their elections, sell their shares of United National common stock, or have access to their United National common stock certificates.

         PNC and United National are working to complete the merger promptly, and expect it to occur in January 2004, subject to customary closing conditions, including regulatory approvals and the approval of shareholders of United National.

THE COMPANIES

         The PNC Financial Services Group, Inc., headquartered in Pittsburgh, is one of the nation's largest diversified financial services organizations, providing regional community banking; wholesale banking, including corporate banking, real estate finance and asset-based lending; wealth management; asset management and global fund services.

         United National Bancorp is a $3.1 billion asset holding company for UnitedTrust Bank, a state-chartered FDIC-insured commercial bank headquartered in Bridgewater, N.J., operating 52 community banking offices throughout Essex, Hunterdon, Middlesex, Morris, Somerset, Union and Warren counties in New Jersey and Lehigh and Northampton counties in Pennsylvania. The Bank provides retail banking, alternative financial products, insurance services, business banking services, commercial lending, construction and commercial real estate lending, consumer and mortgage lending and trust and investment services.

PROXY STATEMENT/PROSPECTUS INFORMATION

         The PNC Financial Services Group, Inc. and United National Bancorp have filed a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). We urge investors to read the proxy statement/prospectus and any other documents filed with the SEC in connection with the merger or incorporated by reference in the proxy statement/prospectus, because they contain important information. Investors will be able to obtain these documents free of charge at the SEC web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Services at (800) 982-7652. Documents filed with the SEC by United National Bancorp will be available free of charge from Shareholder Relations at (908) 429-2406.

         The directors, executive officers, and certain other members of management of United National Bancorp may be soliciting proxies in favor of the merger from its shareholders. For information about these directors, executive officers, and members of management, shareholders

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are asked to refer to United National  Bancorp's most recent annual meeting proxy statement, which is available on United National Bancorp's website (www.unitedtrust.com) and at the web site address and telephone numbers provided in the preceding paragraph.